FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - September 2003

Quarterly results

JANUARY – SEPTEMBER

2003

Telefónica

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size

Financial Highlights

Results

Selected Financial Data

ANALYSIS OF RESULTS BY BUSINESS LINE

Fixed Line Business

Telefónica de España Group

Telefónica Latinoamérica Group

Telefónica Empresas

Mobile Business

Mobile Business

Other Business

Directories Business

Terra-Lycos Group

Atento Group

Content and Media Business.

ADDENDUM

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

MARKET SIZE

FINANCIAL HIGHLIGHTS

The most relevant factors of Telefónica Group results during the first nine months of the year are the following:

  Reported net income exceeded 2,000 million euros, due to both the positive evolution of operations and the improvement of non-operating items (associates, financial expenses and extraordinary results and goodwill).

  Revenues and EBITDA increased their growth rate during the third quarter (+6.4% and +17.0%). Thus, the Group’s cumulative EBITDA grew by 4.1% in absolute terms.

  The Group’s customer base continues to expand greatly, particularly the cellular managed customers (+43.8%), which exceeded 47 million and broadband business clients (+96.4%), with 2.3 millions connections at September.

  The slow-down in the negative impact of exchange rates continued, deducting to the revenues and EBITDA growth 9.1 percentage points and 9.0 percentage points in September, compared with the 13.5 percentage points and 13.7 percentage points in June.

  Accelerated rate of organic growth by business lines, as shown by the increase in revenues (+5.5%), EBITDA (+12.2%) and Operating Profit (+28.3%), excluding the exchange rate and perimeter effect. These rates are higher than those recorded in previous quarters.

  General improvement in the profitability of operations, with the Group’s EBITDA margin reaching 44.6%, 3.0 percentage points above September 2002 figure and 0.7 percentage points above that of the first half of the year.

  Free cash flow generation (EBITDA-CapEx) increased by 8.0% in relation to the previous year to 6,937.2 million euros.

  Telefónica Latinoamérica experienced a change in trend and a notable recovery, with growth rates in revenues and EBITDA of 15.8% each in the third quarter, reversing the decrease in trend registered since 2001.

  Solid performance of the mobile business, which is contributing the most to the Group’s growth, accelerating significantly in terms of revenues (+7.0%), EBITDA (+18.8%) and profitability (45.8% EBITDA margin versus the 41.2% of the previous year).

  At Telefónica de España it should be highlighted the year-on-year increase in ADSL connections (+90.2%), totaling 1.4 million as of September, 30. ADSL connections had exceeded 1.5 millions as of October, 31.

TELEFÓNICA GROUP RESULTS

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Moreover, the results corresponding to Data, Solutions, and TIWS (wholesale international IP traffic and Broadband Capacity Management business, integrating Emergia within its assets) are published in the business line of Telefónica Empresas.

During the first nine months of 2003, Telefónica Group obtained a net income of 2,014.4 million euros compared with the net loss of 5,036.1 million euros in the same period of the previous year, when extraordinary provisions were accounted for. These provisions were associated with the write-down of assets and the provision for restructuring costs of Telefónica Móviles business (UMTS) in Germany, Austria, Italy and Switzerland. The positive evolution of net income during the year was a result of the progressive quarter-by-quarter acceleration of operating results and the good performance of non-operating items, namely the better performance of associates companies, goodwill amortization, financial results and extraordinary results. Thus, in quarterly terms, net income for the third quarter (588.7 million euros) exceeded the one recorded for the third quarter of 2002 by 9.4%.

The results of the Telefónica Group as of September have been characterized by a significant acceleration experienced by the growth of revenues, which during the third quarter increased by 6.4% year-on-year, and by the improvement in profitability, resulting in an cumulative EBITDA margin of 44.6% (41.6% a year ago) and 45.9% during the third quarter (41.8% in July-September 2002). This is reflected in a higher growth in free cash flow generation (EBITDA-CapEx) in comparison with the previous year (+8.0% to 6,937.2 million euros), as a result of the better performance of revenues, greater efficiency and the control of investments.

In addition, it is important to note that the negative impact of exchange rates on consolidated revenues and on consolidated EBITDA has been reduced for the second consecutive quarter.

The improvement in results is based on the solid growth of the Group client base. The Group’s fixed, cellular and pay television managed client base at September 30 rose to 88.9 million clients, 20.1% more than at September 2002 and 1.4% more than at June 2003. Taking the total number of clients into account, this figure rose to 94.0 million (79.2 million in September 2002 and 92.8 million in June 2003). The highest growth came from cellular telephony and from broadband. Thus, there were 47.8 million managed cellular clients, which is equivalent to a year-on-year growth of 43.8% following the incorporation of Brasilcel and greater client additions in the remaining operating countries. ADSL connections reached 2.3 million at the end of the third quarter in comparison with the 1.2 million a year ago, mostly driven by net adds in Spain (673,439 to 1,420,458) and Brazil (117,009 to 423,548). As of October 31, ADSL connections in Spain had exceeded 1.5 million.

Consolidated revenues from operations of the Telefónica Group during the period January-September 2003 rose to 20,833.2 million euros, 3.0% lower than those obtained during the same period in 2002, although there has been a significant slowdown in the fall since June (-7.3%), basically due to the lower effect of exchange rates (deducting 9.1 percentage points as of September versus the 13.5 percentage points as of June). This accelerated growth rate in revenues was also registered after excluding changes in the consolidation perimeter. In a homogenous comparison – i.e. excluding the impact of both effects – revenues would have grown by 5.5%, compared with the 5.2% of the first half. This accelerated growth rate is mainly due to Telefónica Móviles España (+8.7% versus +7.8% in June) and Telesp (+18.8% versus 16.2% in June in local currency).

By companies, revenues from the mobile business of 7,539.4 million euros grew by 7.0% in comparison with the first nine months of 2002, led by increasing service revenues (year-on-year increase of 7.2%). Furthermore, it remains the business line that contributes the most to the Group’s revenues growth.

It is important to mention the change in trend in the evolution of Telefónica Latinoamérica´s performance during the third quarter of 2003, given that its revenues grew at a year-on-year rate of 15.8% in current euros, reversing the year-on-year decrease shown during the third quarter of 2001. Due to this, the cumulative drop in revenues was reduced to 14.4% compared with the 25.5% of the first half of the year. Likewise, sales continued to improve in constant euros during the year, having grown by 9.1% in comparison with the 8.0% of June, because of the growth in local currency of Telesp (+18.8%) and TASA (+13.2%) more than offset lower revenues for CTC (-10.4%) and TdP (-0.1%).

Telefónica de España Group reached revenues of 7,593.3 million euros during the first nine months of the year (36.4% of total consolidated revenues), with a year-on-year drop of 1.2%. In quarterly terms, the year-on-year comparison in the third quarter was the best of the year, dropping by 0.6% in comparison with the 1.7% decline posted in the second quarter and the 1.3% drop of the first quarter.

By geographical area, as of September 30, 2003, 61.8% of total consolidated revenues came from Spain, compared with the 57.7% of the previous year, basically due to the reduced weight of Brazil over the past year due to the forex effect (-2.6 percentage points to 16.8%).

The evolution of operating costs reflected the transformation towards a leaner cost structure, with the consequent increase in profitability as a premise for a more efficient and flexible business model. Thus, cumulative total operating costs for the Telefónica Group as of September reached 12,087.8 million euros, recording a drop of 8.0% compared with the first nine months of the previous year, although this drop was lower than that recorded in the first half (-10.9%) due to the lower effect of exchange rate fluctuations. Assuming constant exchange rates and excluding changes in the perimeter, total operating costs changed sign and grew by 0.7% year-on-year during the period January-September 2003 This evolution is due to the growth in the mobile business (+1.4% related to the higher commercial activity in Brazil an México) and in Telefónica Latinoamérica (+4.3% as the development of the long-distance business in Brazil and ADSL expansion progresses) are not compensating the drop in expenses of most business lines. However, it should be highlighted that this growth rate in the Group’s total operating expenses slowed down in comparison with the first quarter (+2.3%) and the first half of the year (+1.3%).

Bad debt control carried out during the last year continued to provide positive results, achieving a cumulative bad debt provision ratio of 1.6% as of September (0.7 percentage points lower than the first nine months of 2002). It is important to note that Telefónica de Argentina, thanks to the policies implemented (control products, entering filters, ....) was able to improve its bad debt over revenues for the past twelve months to end below 2.5% (7.7% in September last year). Telefónica de España Group and the mobile business also significantly improved their ratio to 1.0% and 1.1%, respectively (1.5% in both businesses a year ago). However, the remaining Latin American operators experienced an increase in bad debt, particularly in CTC Chile where it increased by 1.2 percentage points to 3.7% of revenues in September, although in comparison with June it stood at practically the same level (3.6%). In Telesp, the ratio to revenues in September was at 3.8%, 0.2 percentage points better than in June.

As a result of the evolution in revenues and expenses described above, cumulative consolidated EBITDA at the end of the third quarter rose to 9,294.1 million euros, 4.1% above that obtained during the same period of 2002, changing the year-on-year downward trend shown in the past six quarters. For the second consecutive time during the year, quarterly EBITDA showed a year-on-year increase, which in the case of the third quarter stood at 17.0%. In a homogenous comparison – i.e. excluding the changes in exchange rates and in the consolidation perimeter – reported cumulative EBITDA would have increased by 12.2%, 1.5 percentage points above first half 2003 figure.

Consolidated EBITDA margin for the period January-September 2003 has evolved positively, reaching 44.6% in comparison with the 41.6% of September 2002, as a result of the improvement in margins in all of the business lines, except for Telefónica Latinoamérica where it dropped by 0.5 percentage points to 48.0%. However, it must be noted that the margin of Telefónica Latinoamérica increased by 0.3 percentage points in comparison with the first half and is practically equal to EBITDA margin at closing of 2002 (48.1%). Furthermore, the year-on-year increase in margins of Telefónica Empresas (+10.1 percentage points to 15.2%) and Terra Lycos Group (+12.9 percentage points to -12.1%) need to be highlighted.

By company and in relative terms, the cellular business continues to be the one that contributes the most to the Group’s EBITDA growth. Furthermore, as of September 2003, the mobile business also became the greater contributor in absolute terms (37.1% compared with 32.5% a year ago), reaching 3,451.3 million euros, a growth of 18.8% in comparison with the first nine months of the previous year, and 11.8 percentage points above the revenues growth rate, placing the margin at 45.8% (4.6 percentage points above September 2002). The solid performance of Telefónica Móviles España EBITDA (+13.8% 9M03/9M02), the incorporation of TCO to the consolidation perimeter and the freezing of operations in the rest of Europe in July last year pushed the EBITDA margin of the mobile business.

EBITDA of the Telefónica de España Group, the second biggest contributor to consolidated EBITDA (36.0% of total in comparison with 37.7% in September 2002), has ended the first nine months of the year at 3,347.7 million euros, equivalent to a 0.7% drop in comparison with the same period of the previous year, and 1.2 percentage points above January-June growth rate, thanks to the year-on-year progress of 2.0% in the third quarter.

On the other hand, Telefónica Latinoamérica reached an EBITDA of 2,231.3 million euros in the first nine months of 2003, 15.3% below that obtained during the same period of the previous year, due to the depreciation of the currencies in the region in comparison with the euro. In constant euros the year-on-year growth was 8.4% (+7.0% in June). This accelerated growth rate was mainly driven by Telesp (+10.1% in local currency versus +7.3% in June). The downward trend of the negative impact of exchange rates continued during the third quarter, enabling the EBITDA of Telefónica Latinoamérica to reach a positive year-on-year variation in current euros (+15.8%) for the first time since the first quarter of 2001.

The composition of EBITDA by geographical area in September 2003, like in the case of revenues, showed an increase in the contribution of Spain to the total over the past year (+2.6 percentage points to 70.1%) and a reduction in the contribution of Brazil to 17.6% (21.2% in September 2002).

Operating profit totalled 4,591.4 million euros in the period January-September 2003, exceeding that obtained during the same period of 2002 by 20.7% and accelerating the growth rate recorded during the first quarter (+4.1%) and the first half (+12.0%). This performance was explained by change in the trend of the EBITDA evolution (+4.1% versus -7.4% in March and -2.0% in June), compensating for the lower drop in depreciation in comparison with June (-8.2% vs –11.9%) due to the better evolution of exchange rates. In constant euros, depreciation has grown by 2.1%, a slower rate than that of the first three and six months of the year, when it grew by 5.2% and 3.7% respectively. It is important to note that the growth in operating profit, excluding the effect of the exchange rate and the variations in the consolidation perimeter, rose to 28.3%, 5.5 percentage points above that of June and 6.6 percentage points above that of March.

In terms of non-operating captions the better year-by-year and item-by-item performance of the associates companies (254.1 million euros), financial results (1,260.3 million euros), amortization of goodwill (177.0 million euros) and extraordinary results (6,304.0 million euros) must be noted.

The negative results of companies consolidated using the equity method continued to show clear signs of improvement, with a reduction of 61.1% compared with the first nine months of 2002 to reach 161.4 million euros. This improvement is mainly due to the sale of ETI Austria, Data Uruguay and Azul TV in 2002 and of Antena 3TV in 2003, together with the lower losses related to associates at Terra Lycos Group level, Vía Digital (consolidation of Sogecable since July), IPSE-2000, Pearson and Medi Telecom.

Total net financial costs reached 750.6 million euros as of September 2003, including a positive impact from the appreciation of the Argentinean peso of 172.3 million euros. Excluding that effect, the financial results rose to 922.9 million euros, which meant a drop compared to the comparable financial results for 2002 (1,402.6 million euros) of 34,2%. Of that percentage,19.1 percentage points were due to the positive result of 267.5 million euros coming from the cancellation of US dollars denominated debt. So, excluding also this positive result, the financial results of the nine months of the year will be 1,476.5 million euros, falling 15.1% versus the above-mentioned comparable figure of 2002.

Net debt of Telefónica Group reached 20,462.8 million euros at the end of September 2003. The reduction of 2,070.3 million euros in relation to consolidated debt at the end of financial year 2002 (22,533.1 million euros) arose mainly from the generation of 4,409.4 million euros in operating cash flow for the Group, of which 1,936.5 million euros were devoted to financial investments and 821.1 million euros to dividend payments. Also, out of the total net debt reduction in the period, 586.8 million euros were related to the currencies movements effect on the non-euro denominated debt, basically due to the euro apreciation versus dollar, partially compensated by the increase of debt of 168.3 million euros due to variations in consolidation perimeter and other factors over financial statements. During the third quarter of the year, Telefónica Group´s net debt increased in 472.2 million euros because of the cash-out flows relating to the Terra Lycos´s shares buy-out (1,035.8 million euros) and the payment of Telefónica, S.A. dividend (641.9 million euros) in July 2003 exceeded the operating cash flow for the quarter (1,403 million euros).

Goodwill amortization to September reached 326.0 million euros, a year-on-year reduction of 35.2%. This reduction is basically due to the write-offs carried out during 2002 in the investments in Terra Lycos, Telefónica Deutschland, Iobox and Pearson. It is important to note that the mobile business experienced a growth of 17.9% in its goodwill amortization in comparison with January-September 2002 through the purchase of Pegaso in 2002 and the acquisition of TCO in 2003.

In the first nine months of 2003 extraordinary results totaled –52.3 million euros. The most significant positive extraordinaries for the period were the net capital gain related to real estate disposals by 166.1 million euros and the reversion of the provision for adapting to market prices the amortized shares in the second quarter and the shares in the treasury stock as of 30 September (0.5% of share capital), which rose to 156.9 million euros. With regard to extraordinary negative results for the year, updating provisions for retirements and pre-retirements of the 1999 Redundancy Program in Telefónica de España, different contingencies in Telefónica Latinoamérica and personnel restructuring in Telesp and TdP are the main ones. In the third quarter, extraordinary results were a loss of 92.1 million euros. In addition to effects already explained, it is worth to mention the sale of Atlanet stake, effective in October.

With regard to the Telefónica de España 2003-2007 Redundancy Program, it should be highlighted the closing of its first phase in the month of October. The number of employees Telefónica de España accepted to join the program totaled 5,489, which will result in a provision net of taxes amounting to 894,5 million euros that will be accounted for in the financial statement of Telefónica Group during the fourth quarter.

The provision for accumulated tax at the third quarter reached 1,118.2 million euros and will mean a very reduced cash outflow for the Group due to compensation of negative tax bases occurring in previous years.

Minority interests for the first nine months of the year was negative in 168.5 million euros compared with the positive amount of 237.8 million euros in January-September of the previous year. This change resulted from, among other factors: 1) the closing of cellular activities in Germany, 2) smaller losses of the Terra Lycos Group, 3) the change in the criteria for consolidation of Atlanet, which has been consolidated by the equity method since July 2002, 4) the issue of preferred shares in December 2002 and 5) the higher participation of minority interests in the net results of Telefónica Latinoamérica operators.

With regard to Telefónica Group CapEx, total investments for the first nine months of the year amounted to 2,356.9 million euros, which represented a decrease of 5.9% year-on-year (-4.5% in constant euros). The mobile business is the only one to have experienced an increase during the period of 11.5% to 738.1 million euros due to the deployment of the GSM network in Mexico and Chile.

The average workforce of the Telefónica Group as of September 2003 rose to 150,370 employees compared with the 158,833 employees ending September 2002, mainly related to cuts in personnel at Telefónica Latinoamérica, Telefónica Móviles and Terra Lycos.

With regard to the above-mentioned impact of the updating of external debt in the Group´s companies in Argentina, the consolidated accounts showed positive impacts on the consolidated profit and loss account and in the heading “Translation differences in consolidation” in the Shareholder Equity caption of 108.0 million euros and of 328.3 million euros in the first nine months of the financial year 2003, respectively, as a result of the appreciation of the Argentinean peso in this period from 1US$ per 3.37 pesos as of 31 of December, 2002 (1 euro per 3.53 pesos) to US$ 1 per 2.92 pesos as of 30 September, 2003 (1 euro per 3.40 pesos). In the same period of the previous year this impact was negative, at 398.2 million euros in the profit and loss account.

As of September 30th, the exposure of the Telefónica Group in the different Argentinean companies is 1,162.2 million euros, this amount including equity value, goodwill and internal financing attributable to these investments (once incorporated the losses before any fiscal effect).

The matters still not resolved, that could affect to the Group investments in Argentina, include, among others, the necessary renegotiation with the Argentine Government of future tariffs due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to tariff levels nor, therefore, quantify their effect, if any, on the consolidated financial statements as of September 30, 2003.

SELECTED FINANCIAL DATA

TELEFÓNICA DE ESPAÑA GROUP

The results of the fixed telephony business for January-September 2003 showed an improvement on the year-on-year figures, despite the continuing heavy competitive pressure and the fact that the voice market continued to shrink (the estimated total voice market was 4.8% down from the same period of the previous year).

In this context, Telefónica's competitors held an 8.9% share of the direct access market at the end of September, reflecting a slightly slower rate of growth in the first nine months of 2003 than in 2002. This has resulted in the loss of 297,951 PSTN and ISDN basic access lines so far in 2003, of which 98,593 lines were lost during the third quarter, a significantly better performance than that of 2002. Preselected lines grew more slowly than in the previous quarter, partly due to the impact of the vacation period, and stood at 2,156,344 lines at September 30. Of those, 89.5% were globally preselected (1,929,503). Telefónica de España's estimated market share in voice traffic was 78.5%, 1.0 percentage points lower than in the second quarter and 3.5 percentage points lower than at December 31, 2002.

The estimated total volume of minutes processed by the Telefónica de España network amounted to 103,297 million, 3.6% less than in September 2002 (2.6% less than in June). Outgoing traffic (voice + Internet), which accounted for 61.8% of total traffic, amounted to 63,799 million minutes, a fall of 11.8% (10.6% down in June). Outgoing voice traffic amounted to 42,394 million minutes, a fall of 8.9% year-on-year. As in the previous quarter, only fixed-to-mobile and Intelligent Network traffic recorded positive year-on-year growth of 3.2% and 9.4%, respectively; the remaining types of outgoing voice traffic decreased in comparison with the previous year. Local traffic fell by 13.7%, provincial traffic by 5.9%, DLD traffic by 8.7% and international traffic by 2.6%. The number of outgoing minutes to the Internet amounted to 21,406 million, which represented a year-on-year decrease of 16.9%, a decline that has sharpened in the last two quarters. Finally, incoming traffic rose by 13.4% to 39,498 million minutes.

The total number of price plans stood at 3,834,358 at the end of September, following a net loss of 111,215 plans in the quarter as a result of the decrease in activity during the vacation period. The successful marketing of the new plans launched in June (Bonos Minuto Compacto 500 plus, Bononet 7-20, Bono Américas 120, etc.), amounting to 42,255 plans, made it possible to contain the drop in the price plans. Additionally, the approval in October of the new modular plans (“Combinados”) by the CMT, shall allow regaining momentum from the fourth quarter onwards.

The positive trend in Value Added Services continued, with year-on-year growth rates of 5.2% in the number of mailboxes available (11,414,597) and 33.5% in the number of subscribers to the Caller ID Service (6,593,937). The service allowing text messages to be sent from fixed line telephones continued to prove quite successful: 7,001,088 messages had been sent in the nine months to September 2003, while inclusion of the 6,288,062 messages received by fixed line phones from mobile phones took the total number of messages managed to 13,289,150.

Aiming to revitalize traditional voice services, Telefónica de España increased its commercial efforts in the third quarter by launching new products and services of which the following deserve mention: Línea Vacaciones (Vacation Line, enabling activation / deactivation of a second low-cost fixed line at the subscriber's vacation home), Línea Joven I (Youth Line I, an additional or simultaneous line linked to a telephone line at the same address, with restrictions on calls), Rechazo Selectivo de Llamadas (Selective Rejection of calls, enabling subscribers to reject those calls they do not wish to take at a given moment), among others.

In addition, the Broadband market increased its year-on-year growth rate in the third quarter, due in part to the success of the specific summer campaigns. In this respect, the number of ADSL lines stood at 1,420,458 at September 30, registering a net gain in the quarter of 126,892 accesses and improving on the year-on-year net gain growth rates achieved in the first two quarters of the year (+47.3% in the third quarter, against +18.2% in the second quarter and +17.9% in the first). The retail ADSL service achieved 91,351 new accesses in the third quarter, totaling 937,962 accesses by September 30. Retail new connections using the self-installation kit remained high at 63.8% of total retail additions in the year. By October 31, the number of ADSL lines have surpassed the 1.5 million mark.

On the top of ADSL connectivity services, Telefónica de España is marketing Value Added Services (VAS) that are making a growing contribution to the increase in ARPU (5.3% of total ARPU at September end, compared with 2.0% at the end of 2002). Particularly noteworthy are business segment VAS with 81,420 fully operational Soluciones ADSL (ADSL Solutions), of which 32,073 are Net Lan (ADSL head-offices and remote accesses).

At the same time, the launching of new ADSL value added services progresses, deserving mention the following: Wi-Fi LAN ADSL (a solution offering wireless broadband access to the subscriber's corporate network and to the Internet), a wireless ADSL PCMCIA/USB Kit (enabling subscribers to set up a wireless local network) and Comprehensive ADSL Maintenance (a maintenance service that includes labor and the replacement of faulty equipment) among others.

Against this background, Telefónica de España Group operating revenues were down by 0.6% year-on-year in the third quarter, improving the figures for the previous quarters (-1.3% in the first quarter and -1.7% in the second quarter). For the nine months period, operating revenues were down by 1.2% at 7,593.3 million euros.

The operating revenues obtained by the Telefónica de España parent company in the first nine months of the year (96.2% of the Group total) were 1.3% lower than in the same period of 2002, as a result of the decrease in revenues from Traditional Services (down by 3.2%) and Wholesale Services (down by 5.7%), which were not fully offset by the increase in revenues from Internet and Broadband Services (up by 33.7%). The percentage of total revenues accounted for by recurring fixed revenues (monthly fees plus franchised plans and flat rates) rose to 52.7%, representing an increase of 4.6 percentage points since the beginning of the year.

At 5,637.0 million euros, revenues from Traditional Services registered a year-on-year decrease of 3.2%, since they continued to be affected by the drop in effective revenues from Voice usage caused by the shrinking market and the loss of market share in direct and indirect access mentioned earlier, as well as by the impact of the price reductions in 2002 imposed by the Price Cap. However, the attenuation in the third quarter of the cumulative fall in Voice usage revenues (-8.1%) contributed to the slight improvement in the performance of Traditional Services year-on-year. There was a 3.4% increase in cumulative revenues from Client network access and network services at September end, due primarily to the increase in the monthly fee for the PSTN lines which came into effect at the beginning of 2003.

Revenues from Internet and Broadband Services increased by 33.7% to 611.0 million euros. Noteworthy was the good performance of Broadband revenues, which amounted to 394.5 million euros due to the success of the retail ADSL service. On the other hand, narrowband Internet revenues fell by 24.3%, as a result of not only the fall in the traffic billed to end customers but also the reduction in the average price due to the lesser weight of odd minutes and a greater use of flat rates.

Revenues from Wholesale Services, which were down year-on-year by 5.7% at 1,057.0 million euros, continued to recover with respect to previous quarters (-6.4% in June and -9.2% in March), primarily as a result of the gradual recovery of incoming international traffic and Commercial Wholesale Services (national and international carrier services and carrier capacity). Interconnection revenues reflected a slowdown in the growth of traffic and the stabilization of the average revenue per minute.

The downward trend in Telefónica de España Group operating expenses was accentuated in the third quarter (they were down by 3.1% year-on-year in the third quarter, by 1.1% in the second quarter and by 0.6% in the first quarter). Recording a cumulative fall of 1.6% year-on-year, they totaled 4,303.4 million euros as a direct result of the measures to improve operating efficiency implemented in the course of 2003 and the evolution of supplies expenses.

Telefónica de España Group supplies expenses totaled 1,823.6 million euros, 8.3% lower than in September 2002. This fall is the result of the evolution in interconnection expenses at the Telefónica de España parent company (66.5% of total supplies expenses), which were down year-on-year by 6.8% due to the lower fixed-to-mobile interconnection expenses, which in turn were the result of the reduction in mobile operators' termination prices at the end of 2002.

Telefónica de España Group expenses for external services and others were 5.7% higher than for the same period of the previous year (6.4% higher in June) and stood at 686.6 million euros. This improvement in the quarter was the result of the policies and commitments to save expenses in order to improve efficiency.

Telefónica de España Group personnel expenses amounted to 1,666.5 million euros, representing an increase of 3.4% on the same period of the previous year. Those of the Telefónica de España parent company accounted for 97.9% of the total, and were 3.7% higher; as we had anticipated, the increase in personnel expenses abated as the year progressed (they were up by 4.8% in June and by 6.8% in March) due to the adjustment to the real rate of inflation for 2002 made in the first quarter of 2003. Telefónica de España workforce consisted of 40,357 employees, representing a year-on-year decrease of 1.2%. However, in the last quarter there will be a significant drop as a result of the implementation of the Redundancy Program 2003-2007. With regard to the aforementioned Telefónica de España 2003-2007 Redundancy Program, it should be highlighted the closing of its first phase in the month of October. The number of employees Telefónica de España accepted to join the program totaled 5,489, which will result in a provision net of taxes amounting to 894,5 million euros that will be accounted for in the financial statement of Telefónica Group during the fourth quarter.

With regard to other operating expenses, the significant reduction in bad debt provisions continued: they were down by 31.9% and accounted for 1.0% of operating revenues.

Telefónica de España Group EBITDA amounted to 3,347.7 million euros at the end of third quarter, a decrease of 0.7% which was an improvement of 1.2 percentage points on the cumulative figure for the first half of the year, as a result of the recovery experienced in the third quarter (+2.0% in the third quarter, compared with -2.3% in the second and -1.6% in the first). The Group's EBITDA margin stood at 44.1% (0.1 percentage points more than the margin for 2002 as a whole and 0.2 percentage points more than in the period January-September 2002). At the parent company the EBITDA margin was 45.6%, 0.1 percentage points lower than in 2002 as a whole and 0.1 percentage points lower than in the period January-September 2002.

The performance of EBITDA in the last quarter of the year will be affected by the application of the Price Cap, the decrease in fixed-to-mobile interconnection prices, higher commercial expenses related to both ADSL and traditional services, and also a reduction in personnel expenses as a result of the implementation of the Redundancy Program 2003-2007. As a result, by the end of the year EBITDA will be within the upper part of the guidance range (-2.0% – 0.0%).

Operating profit amounted to 1,405.6 million euros, showing growth of 5.4% as a result of the performance of the amortization and depreciation of fixed assets, which were 4.6% lower at the end of September.

CapEx by the Telefónica de España Group through September stood at 936.6 million euros, representing a decrease of 18.3% from the same period of the previous year. 35.7% of total CapEx was devoted to investments generating Internet and Broadband Business revenues, 48.6% to investments generating Traditional Business revenues and the remaining 15.7% to Information Systems and Others. FCF generation at Telefónica de España Group, defined as EBITDA minus CapEx, amounted to 2,411.1 million euros, representing an increase of 8.4%.

TELEFÓNICA LATINOAMÉRICA GROUP

Until September, the Latin American currencies performed positively against the dollar, with appreciations from December 31, 2002 to September 30, 2003 of 20.9% in the Brazilian real, 15.6% in the Argentinean peso, 8.7% in the Chilean peso and 0.9% in the Peruvian nuevo sol.

Additionally, and unlike previous quarters, on a year-on-year basis all of these currencies continued to appreciate against the dollar, except for the Brazilian real that, although it has depreciated by 14.6% (average exchange rate), its exchange rate has improved by almost 10 percentage points compared with June (24.4%). However, the depreciation of the dollar versus the euro (16.8% average exchange rate) absorbs the improvement of Latin American currencies. Thus, in September they all showed levels of year-on-year depreciation in comparison with the euro, although at a lesser level than in June: 28.6% in the Brazilian real (38.2% in June), 14.9% in the Argentinean peso (26.7% in June), 6.2% in the Chilean peso (19.8% in June) and 12.9% in the Peruvian nuevo sol (17.8% in June).

As a result, the negative effect of the variation in exchange rates on the accounts of Telefónica Latinoamérica continued to drop as in previous quarters. Thus, the Group's revenues of 4,649.9 million euros and EBITDA of 2,231.3 million euros registered year-on-year decreases of 14.4% and 15.3%, respectively, (in comparison with 25.5% and -26.8% in June), which in constant euros become appreciations of 9.1% and 8.4%, respectively (+1.0 percentage points and +1.4 percentage points, in relation to June). This acceleration in the growth of company revenue has been brought about through the increased growth in Telesp and TASA revenue, which compensate for the deceleration in TdP’s and CTC’s sales:

  Telesp, with 18.8% higher revenues in local currency as compared to January-September 2002 (2.6 percentage points higher than as of June) due to both the expansion of long distance and ADSL services and to the tariff increase in 2002 and 2003 (fixed-mobile in February and the rest of tariffs in June).

  TASA, the growth in revenues to September (+13.2%) continues the trend of the first half of the year, maintaining both the improvements in plant and traffic and the application of CER (inflation indexing of the wholesale offering), which accounts for 5.6 percentage points of this growth.

  TdP, revenues remain on similar levels as in 2002 (-0.1%) despite the launching of new tariff plans and the intensification of long distance and public telephony competition. On a positive side, it has influenced the larger plant of traditional lines (+7.2%) and the growth of broadband.

  At CTC, revenue performance (-10.4%) was affected by the change in the consolidation method applied to Sonda from September 2002; without this effect, CTC’s revenues remained almost constant (+0.1%), reflecting tariff indexing and the growth in broadband and pre-paid products, which counteract the strong competition and lower plant in service.

The total operating expenses of Telefónica Latinoamérica stood at 2,510.6 million euros as of September, 13.0% less than in 2002 in current euros. In constant euros, these expenses rose by 10.6%, +3.1% net of interconnection expenses, as a result of the increase in this item experienced by all of the operators (at Telesp due to increased long-distance activity through the new services launched in 2002, together with the traffic generated by the new modality of Personal Mobile Service modality (SMP) and in the remainder mostly due to greater traffic to mobiles). In relation to the remaining expenses, lower staff costs must be noted, reflecting the smaller average operator workforces, while higher commercial expenses, especially in Telesp and CTC.

As a result of the growth of EBITDA in constant euros (+8.4%) and the lower increase in depreciation (+0.5% at a constant exchange rate, reflecting the lower volume of investment by operators over recent years),the operating profit (959.3 million euros) registered a year-on-year improvement of 20.3% in constant euros (in comparison with 16.2% as of June).

Telefónica Latinoamérica recorded negative extraordinary results of 99.5 million euros as of September (compared with the –47.2 million euros as of June), 9.2% lower those recorded in 2002 in current euros. The most significant items of this result are the provisions for contingencies (legal, tax and regulatory, at a total of 61.4 million euros at TdP, Telesp and TASA), compensation for workforce restructuring (18.5 million euros at TdP and Telesp), as well as the negative results of the sale of the remaining 35% share held by CTC in Sonda (-9.7 million euros) and the write-off of the TLD share in the cable TCS-1 upon cancelling its operations (-8.7 million euros).

The financial results improved from -1,101.6 million euros in the previous year to -36.3 million euros at the end of September. This positive evolution was mainly due to the change in sign of the exchange differences produced by foreign debt in dollars in Argentina, which led to a negative result of 521.6 million euros during the period January-September 2002, while during the same period 2003 it produced a positive result of 140.6 million euros. Likewise, a positive influence was reflected by the 248.7 million euro profit obtained from the cancellation of debt at the holding company denominated in dollars, recorded during the first half of the year.

These results, together with the tax provision of 271.2 million euros and minority interests of 57.4 million euros, give a net income of 434.2 million euros, compared with a loss of 195.6 million euros in the same period of 2002.

The operators’ aggregate free cash-flow (EBITDA-CapEx) amounted to 1,859.7 million euros, down by 15.7% in current euros due to exchange rates changes, given that in constant euros it shows an upward trend of 13.6% reflecting both the improvement in EBITDA and the policy of CapEx control implemented by the operators. Thus, aggregate CAPEX amounted to 371.7 million euros, reduced by 20.2% in constant euros (-15.4% in current euros).

The equivalent lines in service managed by Telefónica Latinoamérica rose to 21.6 million in September, in line with the previous year and of which 3.0% correspond to Broadband (2.6% in June).

Traditional business lines, 20.9 million, dropped 1.6% in comparison with September 2002, reflecting the decrease in plant at Telesp and CTC (due to stricter debt control). However, TdP continues the upward trend of lines (+7.2% on a year-on-year basis) and at TASA the plant in service remains almost stable (-0.4% on a year-on-year basis).

Broadband connections, 655,218, continued to grow at a significant rate, up 62.0% on September 2002 thanks to the operators’ plans to accelerate ADSL penetration. During the quarter, a net gain of 87,820 connections was produced, particularly highlighting Telesp and CTC, which together accounted for 72.6% of this growth.

The headcount at the Latin American operators amounted to 22,716 (24,298 including the subsidiaries consolidated in TdP), which was 2,672 employees less than in the previous twelve months.

BRAZIL

In terms of long distance business from São Paulo, it continued to make positive progress, registering an estimated market share at the end of September of around 86% in intra-state long distance, close to 50% in inter-state long distance and around 40% in international long distance. Telesp began providing long distance services outside São Paulo on March 7 2003, focusing mainly on the corporate segment of the market, thus strengthening its presence nationwide. It is worth noting that in July the new SMP modality for cellular operators entered into force, involving the selection of a long distance carrier by mobile clients. This regulatory change enabled Telesp to include mobile calls in its potential market and the presence of the brand nationwide.

The Telesp plant in service remained virtually unchanged with respect to the previous quarter, with a year-on-year decrease in traditional lines of 1.7% due to disconnections through the application of stricter debt control measures.

The company continued to foster the development of broadband, with a total of 423,548 ADSL connections at the end of September, registering a net gain in the quarter of 40,381 connections compared with 33,861 in the previous quarter (+19.3%). Last July itelefonica, Telesp’s free ISP, was launched with the aim of expanding the customer base and developing the Internet business. After three months of operations itelefonica has reached almost 600,000 registered customers and an estimated market share of 18%, becoming number two in the free ISP market.

The operating revenues showed year-on-year growth of 18.8% in local currency in the first nine months of the year (+16.2% in the first six months), driven by both the increase in long distance revenues (+66.9%) and the higher revenues obtained in local telephony (+12.0%) as a result of the increases in monthly fees and traffic tariffs in June 2002 and 2003, as well as by the greater fixed-to-mobile tariff applied in February 2002 and 2003, which made it possible to offset the 2.1% reduction in billable plant. Moreover, this growth in revenues was strengthened, although to a lesser extent, by the expansion of broadband services following the 47.5% increase in average ADSL plant.

On the other hand, aggregate expenses through September rose by 26.9% (+16.6% excluding interconnection expenses), basically as a result of the higher level of activity due to the incorporation of the long distance business and the broadband expansion. Additionally, an increase in operational costs has been registered due to price increases (in relation to higher inflation rate) affecting external services and supplies connected and the application of stricter provisioning policies (although the provision on revenue remains stable, at 3.8% in the period January-September).

With this evolution in operating revenues and expenses, by September 2003 Telesp had an EBITDA of 1,210.0 million euros with year-on-year growth of 10.1% in local currency (in comparison with the 7.3% of the first six months). EBITDA margin dropped 3.8 percentage points to 47.6%, mainly due to the higher weighting of long distance services, with lower margins. However, the margin reached during the third quarter, placed at 48.2% and favoured by the increase in tariffs, must be noted.

Telesp has recorded extraordinary results totalling -33.9 million euros coming mainly from the cost associated with the workforce-restructuring program, which affected 1,629 employees, of which 1,358 have taken voluntary redundancy.

The year-on-year decline in CapEx (-27.0% in local currency) has continued as of September, although to a lesser extent than in the previous quarter (-34.3% accumulated at June), partially due to the delay in the tender of some contracts and to the rescheduling of some projects for the second half of the year, the implementation of which has now begun. As a result of the fall in investment and the rise in EBITDA, free cash flow (EBITDA – CapEx) amounted to 961.1 million euros, a year-on-year increase of 26.4% in local currency.

At the end of September, Telesp had 8,229 employees, with a ratio of 1,553 lines per employee, almost in line with the previous quarter.

ARGENTINA

The relative economic stability of the first half of the year continued into the third quarter in Argentina, with a controlled inflation rate (totalling 2.6% as of September) and a currency that had actually appreciated against the dollar by 15.6% since December 31 2002. The improved economic environment led to the recovery of plant and traffic operating indicators that had experienced a severe decline throughout 2002. In this context, the demand for traditional lines (an increase of 50.0% in comparison with the first nine months of 2002) must be noted, enabling the plant in service to remain virtually unchanged with respect to the previous year (-0.4%). Local traffic per line has also increased greatly (+11.6%), driven primarily by prepaid and Internet traffic. It is also important to note the 29.7% year-on-year increase in long distance revenues, mainly due to a higher average price following the elimination of discounts.

As a result of the good performance of the operating variables of plant, traffic and long distance prices, TASA's operating revenues rose by 13.2% year-on-year in local currency, favoured by the impact of establishing agreements with operators for mutual invoicing applying CER (inflation indexing of wholesale offerings) retroactive to 2002, as it had not been implemented in the previous year. Without this effect, there would have been a year-on-year increase in revenues of 7.6%, driven by the good performance of the operating parameters and despite the freezing of tariffs since January 2002. In addition, the determining factor of TASA operating profit was the aggressive cost reduction and control policy implemented, enabling the reduction of operating expenses by 8.5% in relation to 2002 (an 11.0% drop in expenses, excluding the effect of CER). Of particular note was the effective management of bad debts with the launch of specific products into the market aimed at maximising debt recovery and ensuring that profitable customers are maintained. Thus, bad debt provision as a percentage of revenues stood below 2.5%.

The positive progress in operating variables, combined with the ongoing policy of cost containment, enabled TASA to achieve EBITDA of 359.1 million euros in the first nine months of the year, an increase in local currency of 35.3% on that of the same period in 2002. On the other hand, the year-on-year improvement in EBITDA margin (net of fixed-mobile interconnection) continued, reaching 59.7% (9.6 percentage points higher than in the same period of 2002). In addition, TASA continued to implement a restrictive policy of investment, which together with the improvement in EBITDA enabled the company to achieve a free cash flow (EBITDA – CapEx) of 339.1 million euros, 36.7% more in local currency than that obtained during the same period in 2002.

At the end of September, TASA had 7,990 employees, 5.1% less than in the same period of 2002, with a ratio of 528 lines per employee (a year-on-year increase of 5.5%).

CHILE

In mid-October, Chilean regulator approved tariff flexibility for CTC, giving the company the possibility to offer alternative commercial plans and enabling it to compete under better conditions on the market.

Moreover, in July the regulator authorised CTC Chile to launch prepaid tariff plans aimed at clients with low income, which allows for greater bad debt control through two modalities, Control Line and Full Variable. By September, the number of lines corresponding to these plans was placed at 24,645 and 33,168, respectively. As of September, CTC had a plant in service of 2.6 million traditional lines, which was an 8.6% year-on-year reduction, due to the disconnection of lines with bad debt problems.

The ADSL business evolved very positively, placing CTC as the market leader for the first time in September, with a market share of 35% (6 percentage points above that of the previous year), with 107,580 connections (+160.7% year-on-year) and a net gain in the year of 53,417 connections, doubling the figure recorded during the same period in 2002 (+101.9%).

Despite the fall in the domestic long distance market affected by the mobile substitution and international long distance because of the aggressive competition, CTC maintained its leadership on the domestic long distance market, with a 40.1% market share at the end of the period (+1.4 percentage points year-on-year), while the company market share in the international long distance segment was placed at 29%.

From a financial point of view CTC’s results have been negatively affected by the change in the consolidation method of Sonda in September 2002. Thus, operating revenues for the first nine months of the year amounted to 706.0 million euros, 10.4% lower in local currency than for the same period of 2002. Excluding this effect, revenues presented a similar evolution to that of the previous year (+0.1%), mainly due to the increase in broadband revenues, and to the tariff indexation, which compensated for the decrease in long distance business revenues through market contraction and price drops, as well as lower local telephony revenues through plant decrease.

Operating expenses increased by 2.0% in local currency, excluding the Sonda effect, influenced by the increase in the expenses of subcontracts subject to revenue generating actions and to the increase in the bad debt provision. The increase in these items was partially compensated for with the drop in staff expenses, which decreased by 15.4% due to the workforce reduction during the previous year. The ratio of bad debt provision to revenues, although placed at 3.7% in September, has stabilised in relation to the first half as a result of the management measures adopted by the company.

The EBITDA reached 306.2 million euros, 5.9% less in local currency than for the same period of the previous year due to the effect of the Sonda sale. Net of this effect, the fall would have been only 3.0% in local currency.

The Free Cash Flow (EBITDA – CapEx) generated by the company amounted to 252.1 million euros, 5.3% lower than the figure for the previous year in local currency (excluding the Sonda effect), due to the 3.0% decrease recorded in EBITDA and the 8.7% increase in CAPEX in local currency linked to higher investment in ADSL.

Following the last workforce restructuring program, CTC has 3,236 employees, 17.7% less than in the previous year (net of the effect of the Sonda sale), with a line/employee ratio of 802, 14.2% higher productivity than during the previous year.

PERÚ

In the third quarter of the year, Telefónica del Perú considerably extended its range of tariff plans as a complement to the current price-cap tariff system, which has meant a large increase in the offer of products and services for users in line with their levels of usage, while at the same time maintaining a notable growth rate in the company's plant in service (+7.2% year-on-year in September compared with 5.7% in June).

Operating revenues amounted to 815.6 million euros, 0.1% lower in local currency than the figure for September 2002. Although this behaviour is mainly a result of the impact of the tariff plans and the intensification of long distance competition, it was also affected in the opposite manner by the increase in plant and the growth of Broadband (with a sharp rise in plant from 24,841 connections in the same period of the previous year to the current figure of 68,197).

Regarding total operating expenses, they have increased by 4.5% year-on-year in local currency. Higher commercial expenses, due to the activity associated to the new tariff plans launchment and higher interconnection costs because of the Public Telephony to Mobile traffic increase are the main reasons for this behaviour. On a quarterly basis, operating expenses have reduced their growth rate (2.1 percentage points less than in June) in the third quarter compared with the first half of the year, due to the better performance of both commercial and interconnection expenses in this period.

TdP is making great efforts in the development of broadband, the net adds of ADSL and Cable modem connections having doubled in comparison with that of the same period 2002 (+93.8%), leading to a 28.4% year-on-year increase in company investment in local currency to 47.4 million euros. This is reflected in a free cash flow (EBITDA – CapEx) of 312.0 million euros, with a fall of 9.5% year-on-year in local currency.

The number of fixed telephony operator (FTO) employees increased by 7.9% in comparison with the third quarter of the previous year (due to the reincorporation of 372 employees to September due to the Constitutional Court’s sentence) to 3,261, with a productivity ratio of 610 lines/employee (+1.4% year-on-year). The total TdP workforce, including the subsidiaries consolidated with the FTO, stood at 4,843 employees.

TELEFÓNICA EMPRESAS

Telefónica Empresas is the business line that comprises Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services, and is responsible within the Telefónica Group for providing integrated solutions to meet the communication needs of the corporate segment (businesses, public authorities and other telecom operators).

The operating revenues of the consolidated Telefónica Empresas Group for the first nine months of 2003 amounted to 1,308.4 million euros, 0.7% less than in the same period of 2002. The main reasons for this variation were the changes in the consolidation perimeter and the depreciation of the main Latin American currencies. Without these two effects, revenues would have grown by approximately 10%. Taking into account the same perimeter, there would have been a 3.9% increase in revenues.

The consolidation of Atlanet by the equity method in Telefónica Data in the first half of 2003, when in the same period of 2002 it was fully consolidated, together with the effective inclusion of the Telefónica Mobile Solutions results within the consolidation perimeter of Telefónica Soluciones from April 2003, were the main factors contributing to the change in the company's perimeter with respect to the previous year.

The consolidated EBITDA of the Telefónica Empresas Group amounted to 199.5 million euros in the first nine months of 2003, compared with 67.4 million euros in the same period of 2002. The EBITDA margin for the first nine months amounted to 15.2%, 10. percentage points higher than in the first nine months of 2002.

With an aggregate CapEx figure at the end of September 2003 of 84.7 million euros, the operating cash flow generated (EBITDA-CapEx) amounted to 114.8 million euros, as compared with the negative 70.5 million euros for the same period in 2002.

TELEFÓNICA DATA GROUP

Throughout the year 2003 the Telefónica Data Group has continued to integrate its operations within the fixed line telephony operators in those markets where Telefónica is the incumbent (Spain, Brazil, Argentina, Chile and Peru), maintaining the trend of positive cash flow generation (EBITDA-CapEx), already begun in previous quarters. In regions where Telefónica is not present as a fixed telephony operator (mainly Germany, United Kingdom, United States, Mexico and Colombia), Telefónica Data continues to leverage its sound regional capabilities to care of Telefónica Group multinational customers, and in the specific case of Germany, by the expansion of its customer base through its broadband (retail and wholesale) offering.

Operating revenues of the Telefónica Data Group for the first nine months of 2003 amounted to 1,193.0 million euros, 3.9% less than in the same period of 2002. Excluding the Atlanet revenues for 2002 and on the basis of a constant exchange rate, revenues would have increased by approximately 10%. Taking into account the same perimeter (excluding Atlanet in 2002), the increase in revenues would have been 3.6%.

The aggregate EBITDA of the Telefónica Data Group in the first nine months of 2003 amounted to 205.3 million euros, compared with 130.0 million euros in the same period of 2002. The 17.2% EBITDA margin achieved shows an improvement of 6.7 percentage points versus the same figure of the previous year. Taking into account the same perimeter (excluding Atlanet in 2002) and if the effects of the variation in exchange rates in Latin America were eliminated, there would have been a 4.0 percentage points improvement in the EBITDA margin. The capacity to generate operating cash flow was enhanced by the 41.2% reduction in CapEx with respect to the first nine months of 2002. CapEx for the first nine months of 2003 were down to 68.9.2 million euros, thereby achieving a CapEx/Revenues ratio of 5.7%.

Spain

Operating revenues in Spain for the first nine months of 2003 amounted to 605.7 million euros, 6.5% more than in the same period of the previous year. The Corporate Communications and Internet business (94.6% of the revenues), which constitutes the basis of connectivity on which the proposal of value to the corporate customers of Telefónica Data is built, continued to be the company's main driver of growth. Telefónica Data's top priority is to offer integrated technological solutions that make it possible to achieve a significant and sustainable improvement in the running of the businesses of Telefonica Data’s customers.

During the first nine months of 2003, 14 telecommunications integral management agreements were obtained worth a total of more than 40 million euros a year. These outsourcing agreements are focused mainly on the financial sector, although also noteworthy is the award in a competitive tender of a contract with the Spanish Ministry of Defense for the provision of all its communications services. The emerging business lines of Corporate Information Management (Hosting, Network Application Services, Security Services and Content Distribution) are the ones that have benefited most from this value proposal, contributing 4.3% to the total revenues of Telefónica Data España and achieving year-on-year growth of 3.2%.

At September 30, 2003, cumulative EBITDA stood at 172.0 million euros, up by 25.7% year on year, with a margin over revenues of 28.4%, representing a year-on-year improvement of 4.3 percentage points.

As a result of the year-on-year increase in EBITDA and appropriate control of CapEx, the operating cash flow generated (EBITDA-CapEx) was 22.6% higher than in the same period of the previous year to reach 135.9 million euros.

Latin America

In a greater macroeconomic environment stability, the favorable trend of the previous quarters continued in the incumbent Latin American markets, with significant advances both in revenues in local currency and in operating profitability. The operating cash flow (EBITDA-CapEx) for the first nine months of 2003 totaled 30.6 million euros, seven times more than the figure for the same period of 2002.

In the first nine months of 2003, operating revenues in Argentina, Brazil, Chile and Peru amounted to 256.8 million euros, 1.2% less than in the same period of 2002. Without the exchange rate effect, this revenue figure would have registered an increase of 23.7% on that of the same period in 2002, driven by Telefónica Empresas Brazil, which increased its revenues in local currency by 34%, and achieved an EBITDA margin of 14.5%.

It is also important to highlight the positive progress made by Telefónica Empresas Argentina, whose revenues in local currency recorded growth of 22.2%, with respect to the same period of the previous year, thereby achieving an EBITDA margin of 17.9%, which is a reflection of the company's efficient management and quality of its customer portfolio.

Consolidated EBITDA for the Telefónica Data Group in Incumbent Latin America rose to 45.9 million euros, representing a year-on-year improvement in the EBITDA margin of 2.5 percentage points and taking it to 17.9%.

In the countries of the American continent where Telefónica Data Group is operating as a new entrant, operating revenues totaled 46.6 million euros in the first nine months of 2003, 51.7% more than those obtained in the same period of 2002. The EBITDA generated during the period was negative by 11.1 million euros, in comparison with the negative figure of 26.9 million euros for the same period of the previous year.

Europe

In the German and British markets, Telefonica Empresas obtained operating revenues of 288.4 million euros in the first nine months of 2003, a decrease of 2.9% year on year, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in the broadband business, which accounted for 9.3% of total revenues.

With respect to the broadband business, it is noteworthy the incorporation of 150,000 ADSL accesses within Telefónica Deutschland's wholesale offering to its customer AOL in the German market. As a result, the total number of broadband accesses (including both the retail and wholesale offerings) surpasses the figure of 220,000, more than 12 times higher than the figure recorded in September 2002.

Similarly it is worth to highlight the signing of a major contract with NAAFI (the British Army's Logistics Organization) to connect military establishments in the United Kingdom and Germany. The project will run for an initial term of 3 years and is worth approximately 1.3 million euros.

EBITDA for the first nine months of 2003 amounted to 11.1 million euros, a decrease of 39.9% year on year, reaching an EBITDA margin of 3.9%.

TELEFÓNICA SOLUCIONES

Following completion of this business line restructuring process, total revenues amounted to 101.9 million euros in the first nine months of 2003, an increase of 3% on the same period of the previous year. With regard to the company's business scope, network integration projects accounted for 52% of its portfolio of projects for implementation in 2003. EBITDA for the period amounted to -12.1 million euros, although this figure represented an improvement of 40.6% on that of the same period in 2002, due to the efforts made to rationalize structural costs.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

Operating revenues amounted to 97.4 million euros in the first nine months of 2003, which was 20% higher than in the same period of 2002. This growth in revenues was mainly due to the increase in IP traffic managed in the markets in which Telefónica is making major efforts to roll out broadband access infrastructures, particularly Spain, which accounted for 55% of the total traffic managed, Germany, with 24%, and Brazil, with 17%.

As a result of the renegotiation of agreements with international traffic suppliers and operators based on the increase in the volume of traffic (international IP voice + data) under integrated management by the Telefónica Group, direct operating costs had fallen by 24% in the first nine months of the year. This meant that cumulative EBITDA at September 30 2003 was positive by 6.6 million euros, in comparison with the negative figure of 40.3 million euros for the same period of the previous year.

With regard to the Group's international voice business, which is managed by Telefónica International Wholesale Services and is consolidated in the individual accounts recording international traffic revenues at each of the Telefónica Group's fixed telephony operators, it should be highlighted the support given to revenues contributed by this business line by the combined management of the volume of incoming and outgoing traffic. In this way, the total increase of 13% in the volume of incoming international traffic in a scenario of falling prices was offset by the 24% reduction in termination prices in a scenario of stabilized outgoing traffic.

MOBILE BUSINESS

As of September 2003, Telefónica Móviles reported a net income of over 1,257 million euros, vs. losses of 3,923 million euros registered at the end of September 2002. Excluding the impact of the net extraordinary provisions booked in the first half 2002, the Group would have reported a year-over-year net income increase of 28.4% as of September 2003 vs. the same period in 2002 (1,257.5 million euros vs. 979 million euros in September 2002).

Key aspects of these results are listed below:

  Year-over-year growth operating revenues of 7.0% to over 7,300 million euros. Operating revenues in the third quarter 2003 rose 15.4% vs. the third quarter 2002, signalling an acceleration in growth from previous quarters (+11.1% in the second quarter of this year vs. the same period of 2002). Assuming constant exchange rates and excluding the impact of the acquisition of TCO, revenues would have grown 12.9% in September 2003 year-over-year.
Consolidated revenue growth was mainly driven by higher service revenues, which rose 7.2% year-over-year in September 2003 and 16% in the third quarter 2003 vs. the same period last year.

The Group increased its commercial activity in all areas of operations, achieving net adds of over 1.7 million customers in the third quarter 2003. Telefónica Móviles’ active managed customer base at the end of September 2003 stood at over 47.8 million (vs. 46.1 million as of June 2003).

By geographical areas, revenues at Telefónica Móviles España showed a year-over-year increase of 8.7% in September 2003, driven by the increasing contribution from service revenues (+9.1% vs. September 2002). Particularly noteworthy was the growth of revenues in the third quarter 2003 (+10.3% vs. the same period last year), reflecting the consolidation of the growth trend in ARPU.

Operating revenues from fully-consolidated Latin American operators –which reflect the consolidation of TCO from May 2003 - accounted for 25% of Group revenues in September 2003, a year-over-year increase of 5.2% in euros, reversing the downward trend seen in the first half 2003 (-6.8% vs. 1H02). Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, revenues would have shown growth of 28.6% vs. September 2002.

  Group EBITDA as of September 2003 reached 3,368.7 million euros, 18.7% higher than in the same period of 2002. Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, EBITDA would have shown growth of 21.6% vs. September 2002. On a quarterly comparison, EBITDA growth in the third quarter 2003 was 27.4%, 12 p.p. higher than the revenue growth.
Accordingly, the consolidated EBITDA margin as of September 2003 was 46.1% vs. 41.6% in the same period last year reflecting not only improved margins at Telefónica Móviles España, but also TCO’s incorporation to the consolidation perimeter and the halting of operations elsewhere in Europe in July 2002. The EBITDA margin in the third quarter 2003 was 46.5% (vs. 45.2% in the second quarter this year), despite the increased commercial activity mentioned above and higher operating losses from Telefónica Móviles México.

By areas, Telefónica Móviles España’s EBITDA showed a year-over-year increase of 13.8%, with an EBITDA margin of 54.3% as of September 2003 (+2.4 p.p. vs. September 2002) and 54.6% in the third quarter 2003 (+2.1 p.p. vs. third quarter 2002).

EBITDA for the Group’s fully-consolidated Latin America subsidiaries rose 2% vs. September 2002, assuming constant exchange rates and excluding TCO’s incorporation into the Group’s consolidation perimeter. However, in euros they show a 13.65% decline, a positive evolution vs. that shown in the first half 2003 (-25.5% vs. first half 2002). Margin performance in Brazil must be highlighted, reaching 40.2% in the third quarter 2003, an improvement of nearly 5 p.p. vs. the second quarter 2003 despite the increase in net adds.

  As of September 2003, CapEx totalled 647 million euros, a 7% year-over-year increase, boosted by the rollout of the Group’s GSM network in Mexico.

Regarding the evolution of the Mobile Business of Telefónica Group (Telefónica Móviles Group and Telefónica Móvil Chile), the operating revenues totalled 7,539.4 million euros as of September 2003, a year over year increase of 7.0% compared to the same period in 2002. On the other hand, EBITDA reached 3,451.3 million euros, a year over year increase of 18.8%.

SPAIN

With net adds of 230,747 in the third quarter 2003, Telefónica Móviles España had 19.1 million active customers at the end of September, a 5.4% increase vs. the third quarter 2002. Of the total, more than 39% were contract customers, increasing this segment’s weighting by 5.5 p.p. vs. 2002. The growth of this segment is a result of the company’s customer acquisition and loyalty initiatives:

  As of September 2003, there were over 800,000 prepaid to contract migrations, with approximately 300,000 taking place in the third quarter. This has had a direct impact on the company’s usage ratios, given that as we have been seeing, migrated customers significantly increase their MOU and ARPU, feeding through positively to the company’s EBITDA.

  During the third quarter there were almost 400,000 handset upgrades made by prepaid customers and 775,000 made by contract customers, signalling large increases with respect to the thrid quarter 2002 (38% and 83%, respectively). In all, close to 3 million handsets were upgraded at the end of September 2003 (vs. 1.8 million in the first half and 1.4 million in the first nine months of 2002).
These schemes not have only led to improvements in the annual churn rate, but allowed us to bring our customers closer to the latest technological developments (e.g., colour, MMS, Java). We would highlight the containment of the churn rate, which declined to 0.9% as of September 2003, 0.2 p.p. lower than the previous year.

At the same time, significant improvement was seen in our customers’ usage ratios.

  MOU in the third quarter 2003 surpassed 120 minutes, a year-over-year increase of 10.6% vs. the same period last year and 4% higher than in the second quarter 2003, reaching its highest level since the third quarter 1999. As of September 2003, MOU grew more than 10% to 114 minutes. It must be highlighted that MOU growth vs. 2002 is recorded both in prepaid as in contract despite the impact of migrations to the contract segment. Accordingly, traffic carried on Telefónica Móviles España’s networks reached 27,808 million minutes at the end of September 2003, a year-over-year increase of 18.5%.
By components, both incoming and outgoing MOU showed increases from last year: 5% and 13%, respectively vs. September 2002.

  ARPU in the third quarter 2003 was 31.4 euros, 4.3% higher than in the third quarter 2002 and 6.5% higher than in the second quarter 2003. As of September 2003, ARPU was 29.6 euros, +2.6% vs. September 2002, underscoring the growth trend marked since the beginning of the year, with increases in ARPU from both voice and data services. It must be remembered that year-over-year comparisons are still distorted by the replacement of monthly fees by a minimum usage commitment in March 2002 and the 17% cut in termination rates, which impacted mostly from November 2002. In this sense, we would underscore that ARPU for outgoing calls rose more than 7% vs. September 2002.
Meanwhile, data ARPU in the third quarter 2003 stood at 4.0 euros, 9.5% higher than in the third quarter 2002 and 12% above the obtained in the second quarter of this year, with increases in all areas (SMS, e-moción, data transmission, etc.).

We must underscored the positive impact of loyalty programs, given that the significant increase of handset upgrades is allowing for the progressive technological renewal of the customer base, introducing more sophisticated handsets which enhance date usage.

The alliance formed by Telefónica Móviles, TIM, Orange and T-Mobile began operating in the third quarter, progressing in areas such as roaming and in leveraging economies of scale when negotiating with handset and equipment providers and suppliers.

As regards usage of roaming services, we would underscore the increase in nearly 1 million incoming roamers in the third quarter 2003 compared to the same period last year (+13%) bringing the total of incoming roamers to more than 7 million. At the same time, over 2 million Telefónica Móviles España customers used the company’s roaming services in the third quarter 2003, 400,000 more than in the third quarter 2002 (growth of over 20%). Accordingly, roaming out revenues rose 20% vs. the third quarter 2002.

Overall, the company has produced a solid set of earnings:

  In the third quarter 2003, operating revenues stood at 1,998 million euros with a year-over-year growth of 10.3%, fuelled by the 12% increase in service revenues (i.e. operating revenues ex-handset sales) vs. third quarter 2002, continuing the acceleration versus previous quarters (+6% in 1Q03 vs. 1Q02 and +9% in 2Q03 vs. 2Q02). Handset sales in the third quarter of this year fell slightly from the same period in 2002 (-1.4%), due to timing differences in stocks in the distribution network in 2002 and 2003. In 2002, stocking took place in the third quarter, whereas this year it was done in the second quarter.
  As of September 2003 operating revenue totalled 5,467.2 million euros, an 8.7% increase on the same period in the previous year. Service revenue was 9.1% higher than in September 2002, while handset sales rose 4.8%.
  The weight of subscriber acquisition and retention costs over operating revenues in the third quarter 2003 stood at 6.8%, the same as in cumulative terms, signalling declines of 2.7 p.p. and 1.2 p.p. from the third quarter 2002 and the accumulated figure as of September 2002, respectively.
  EBITDA in the third quarter 2003 was 1,091 million euros, an increase of 14.9% vs. the same period 2002, with a 54.6% margin in the third quarter 2003 (+2.1p.p. vs. the third quarter 2002). In cumulative terms, EBITDA totalled 2,966.9 million euros (+13.8% vs. September 2002), with a margin of 54.3% (+2.4 p.p. vs. a year ago).
  TME maintained the growth trend in EBITDA per customer and month, which amounted to 19.1 euros in September 2003, a year-over-year increase of 7.7% compared to +5% in the first half vs. the same period last year.

MOROCCO

Médi Telecom ended the third quarter with 1.9 million active customers, 23.4% more than in September 2002. Net adds in the third quarter were over 103,000 customers, a 31% increase from the second quarter of this year, driven by the summer campaigns. The strong performance of net adds enabled the operator to slightly increase its market share, estimated at approximately 42%.

From the economic and financial point of view, we would highlight the sustained growth of revenues -which show higher increases than the customer base- and control over costs and CapEx, which fed through to a sharp improvement in operating efficiency. EBITDA in the third quarter 2003 was virtually the same as in the first half (32 million euros vs. 36.5 million euros in the first half 2003), leaving an EBITDA margin of 42.2% in the third quarter 2003 and 33.9% in cumulative terms. Thus, as of September 2003 EBITDA stood at 68.5 million euros. In all, the operator generated positive operating cash flow (EBITDA-CapEx).

LATIN AMERICA

Brazil

At the end of the third quarter 2003, Brasilcel, which markets its services under the Vivo brand, had nearly 18.5 million active customers. Growth in the customer base from the second quarter 2003 (+5.4%) reflects the major commercial activity carried out in the market during the quarter, despite the typical seasonality of the third quarter vs. the second.

In this context, and despite the increasing competitive environment, Vivo has led growth in its areas of operations, with 949,440 net adds in the third quarter 2003, driven by positive results of the Fathers’ Day campaign in August. Thus, Vivo’s estimated average share of gross adds in the quarter was over 46%. Vivo’s strong commercial activity in TCP’s areas of operations must be highlighted, with 788,000 new customers in the third quarter 2003.

Accordingly, Vivo maintains its leadership position in all regions where it operates, with an average estimated market share of nearly 57%.

Total MOU in the third quarter was 101 minutes, while total ARPU in the quarter was 40 reais. We would highlight the increasing contribution from data revenues (2.5% over operating revenues in the third quarter 2003), driven by the increasing use of SMS, which account for approximately 70% of the total.

As regards the Brazilian companies’ contribution to Telefónica Móviles Group’s consolidated results, it should be remembered that comparison between the cumulative results as of September 2003 and the previous year results is not homogeneous as 2003 figures include Brasilcel under proportional consolidation –including TCO’s results from May 1 2003- while in 2002 the consolidated results included those of the three companies controlled by Telefónica Móviles in Brazil at that time. Nonetheless, the change in sign in year-over-year comparison must be underscored, with growth being recorded in both cumulative revenues and EBITDA (vs. –15.7% and –20.4% in the first half 2003).

Operating revenues showed growth in local currency of 8.1% vs. the second quarter 2003 (+0.8% excluding TCO). EBITDA increased by 23.8% in local currency (+17.3% excluding TCO), despite the heavy commercial activity carried out in the quarter, thanks to lower commercial costs and the elimination of interconnection costs deriving from the application of SMP (Serviço Movel Pessoal). It must be remembered that the second quarter of this year figures were affected by the advertising costs associated with the launch of the Vivo brand.

Lower growth in operating expenses prompted a significant advance in EBITDA margin of nearly 5 p.p. in the third quarter 2003 (to 40.2%) from the second. The EBITDA margin for as of September 2003 stood at 38.3%, in line with the company’s medium-term target of reaching margins above 40%.

Mexico

In the third quarter 2003, Telefónica Móviles México has focused strongly on driving GSM services and substantially increasing its commercial activity by expanding its distribution channel to more than 3,600 points of sale, whilst further speeding up the deployment of its GSM network.

At the end of the third quarter, Telefónica Móviles México offered GSM service in 17 cities covering 38 million POPS, with the coverage being extended to an additional 39 cities in October. A total of 56 cities are already covered.

In this context, net adds in the third quarter 2003 totalled 191,000 new customers, signalling a sharp rise with respect to previous quarters (109,000 in the second quarter 2003). It is worth noting that 66 % of net adds in the third quarter 2003 were GSM clients. At the end of September, Telefónica Móviles México had 2.7 million active customers, +21.1% vs. September 2002.

MOU in the third quarter was 70 minutes, while ARPU was 184 Mexican pesos.

As for Telefónica Móviles México’s financial results, it must be remembered that the year-over-year comparison of cumulative results is not meaningful, as Pegaso Telecomunicaciones Group was recorded at cost in September 2002. Revenues stood at 115 million euros in the third quarter 2003, slightly lower than in the previous quarter (-1,6% in local currency) due to the decline in ARPUs, which more than offset growth in the customer base. Operating losses amounted to 34 million euros in the third quarter on the back of the increase in commercial activity this quarter. Cumulative EBITDA was –50.4 million euros, in line with the company full-year target of operating losses being under 100 million euros.

Argentina

The positive trend seen in the second of this year was consolidated in the third one, confirming that the Argentine mobile market is returning to a new growth phase, with an estimated increase of over 2% in total customers in the third quarter 2003 and 3.5% since the end of 2002. Unifón has led this growth, expanding its customer base by 5% in the quarter, with 1.7 million active customers at the end of September 2003 maintaining its position as Argentina’s second largest wireless operator and reversing for the first time this year the declining trend in its customer base. It must be highlighted that growth was higher in contract customers, with an increase of 7% vs. the second quarter of this year.

Unifón has increased its commercial activities initiatives, both those directed at capturing new customers as those aimed at boosting usage of voice and data services. Thanks to these initiatives, gross adds rose 30% in the third quarter 2003 vs. the same period last year with a greater emphasis on contract customers (+66%), and 165% over the third quarter in 2002. Net adds in the third quarter 2003 totalled 81,200 customers, a significant increase vs. the previous quarter (+32%). Total minutes increased by 11% in the third quarter 2003 the previous one and 18% vs. the third quarter 2002, despite the smaller growth of the customer base. The increases in MOU and higher prices compared to 2002 underpinned an 32% year-over-year increase in ARPU in local currency vs. a year ago.

This led to growth in operating revenues of 33% in pesos as of September 2003 compared to 2002. Meanwhile, EBITDA advanced 64% vs. last year figures, on the back of tight cost control. Consequently, the EBITDA margin stood at 29.8%, 5.6p.p. higher than in September 2002. We would highlight the good performance of revenues and EBITDA in euros (+13.4% and +39.8% vs. figures as of September 2002, respectively), despite the Argentinean peso’s strong depreciation in the past 12 months.

Perú

Telefónica Móviles Perú ended September 2003 with 1.4 million active customers, with year-over-year growth of 11.3% (+10.5 % in the first half 2003 vs. first half 2002). With net adds in the third quarter 2003 of over 63,000, the company has maintained its leadership in customer acquisition in the Peruvian market. The estimated market share stood at 52.5%.

As regards results, Telefónica Móviles Perú’s cumulative operating revenues in local currency showed a slight increase vs. a year ago. This was due largely to higher revenues from outgoing traffic, which were partially offset by lower interconnection revenues. In the first nine months of the year, EBITDA in local currency grew 6.5% vs. last year figures, while the EBITDA margin was 36.2%, 2.9 p.p. higher than in September 2002.

Chile

Telefónica Móvil, the subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, ended the third quarter 2003 with over 2 million active customers, +15.3% vs. the third quarter 2002. Following the launch of the new GSM/GPRS network last April, the pace of customer acquisition has accelerated with net adds of over 86,000 customers in the third quarter 2003 vs. 95,000 in the first six months of the year (35,000 in the first quarter and 60,000 in the second), leading growth in the market during the quarter.

As regards financial results, as of September 2003 the EBITDA margin was 33%, 1 p.p. higher than in the same period last year.

Guatemala and El Salvador

The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of September 2003 stood at 371,000 active customers (138,000 in Guatemala and 233,000 in El Salvador), with a year-over-year rise of over 12%, reversing the declining trend seen at the beginning of the year.

DIRECTORIES BUSINESS

During the first nine months of 2003 the TPI Group’s operating revenues increased by 3.1% to 421.7 million euros, reflecting the negative performance of exchange rates in Latin America during the last year (+6.7% in constant currency terms). The Group's EBITDA amounted to 138.1 million euros, 18.0% higher than the figure for the same period of 2002. Net income rose 10.7% to 71.1 million euros. These results are explained by:

  TPI España, whose advertising revenues rose by 3.0% to 279.8 million euros. Moreover, due to the 11888 commercial launch, the revenues coming from telephony traffic has progressed to 13.9 million euros in the first nine months of the year, accounting for the 4.4% of the Group revenues in Spain.
  In Chile, it should be highlighted the publication of the Santiago directory in July, with a book to book growth of 9.8%. As a result, Publiguias keeps its positive trend in the third quarter and obtains an organic growth rate of 9.5% and 17.0% in local currency for revenues and EBITDA, respectively.
  TPI Brasil has reduced the negative EBITDA from –12.1 million euros in the third quarter of 2002 to a final figure of –5.2 million euros in the first nine months of 2003.
  The increase in total revenues at TPI Peru by 8.4% in local currency, and the significant improvement in EBITDA, which in turn rose by 20.2% in local currency.
Once again it is important to remember that the seasonal nature of revenues, due to accounting criteria in place once each guide was actually published, make it so that the quarterly results are not comparable or standardised, nor can they be extrapolated to year end.

TPI España contributed 74.5% of the Group's revenues, and made a positive contribution to the Group's EBITDA of 112.7 million euros (81.6% of total). TPI España revenues rose by 7.0% to 314.3 million euros, triggered mainly by the organic growth of 1.3% and 8.6% experienced by the Yellow Pages and the White Pages directories, respectively. In addition, it should be highlighted the strong performance achieved by the telephony traffic product.

Latin America represents the 25.1% of revenues and contributed 25.9 million euros to the Group's consolidated EBITDA, a 55.0% increase compared to the same period of the previous year.

Finally, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded an increase in revenues of 2.5% compared with the same period last year, amounted to 425.8 million euros. Cumulative EBITDA reached 138.4 million euros, representing a year-on-year growth rate of 18.7%.

TERRA LYCOS GROUP

In the first nine months of 2003, the operating revenues obtained by Terra totaled 390.1 million euros, 16.2% less than in the same period of the previous year. This fall in revenues was due mainly to two factors: the termination of the agreement with Bertelsmann at the end of 2002 and the negative performance of exchange rates in relation to the euro. Without these two effects, Terra would have achieved a 15.0% increase in revenues in the first nine months of 2003 as compared with the same period of 2002. The revenues obtained from the alliance with Telefónica amounted to 66 million euros in the period (77 million euros in constant terms).

If we consider the company's individual business areas, we can see that they continued to make positive progress except for the online advertising and e-commerce line, where recovery has not yet been achieved (-56.3%). Mention should be made of the good performance achieved in the period by the communication, portal and content services line (up 165.4% year on year). Access subscriptions now account for 40.5% of Terra Lycos total revenues; online advertising and e-commerce account for 25.5%; communication and portal services 22.5%; and other revenues, the remaining 11.5%.

By country, Spain and Brazil are once again the countries that accounted for the highest percentages of Terra Lycos revenues, at 33.4% and 27.1% respectively. The United States, which was seriously affected by the end of the agreement with Bertelsmann, has gradually stabilized its participation in the course of the year, with a contribution to total revenues of 17.5% (without considering OneTravel). The remaining 22.0% related to the rest of the countries in which Terra operates, mainly Mexico, Chile and Peru. As for the revenues obtained from the agreement with Telefónica, most of them continued to relate to services provided in Spain and Latin America.

EBITDA for the first nine months of 2003 stood at -47.1 million euros, representing an EBITDA margin of –12.1%. This signified an improvement of 12.9 percentage points on the same period of 2002. With respect to the situation of the agreement with Telefónica, this registered coverage of 68.1% of the value committed, which amounted to a total of 53.5 million euros at the end of the third quarter.

Terra Lycos continued to make greater efforts over the last quarter to increase the number of paying customers. As a result, a total of 4.6 million subscribers was achieved in the first nine months of 2003, representing a significant increase of 81.9% on the figure for the same period of the previous year. The total number of paying access customers also rose to 1.6 million at the end of the period. Particularly noteworthy among these were ADSL access customers, with a significant increase in the period to a total of 543,203 customers (up by 58.9% over the first nine months of 2002).

The rest of the paying customer base totaled more than 3 million customers who had signed up for OBP (Open, Basic, Premium) products consisting of either communication or portal products (OBPs+CSPs), as compared with the 1.1 million customers there were in the first nine months of 2002 (an increase of 166.0%). This sharp increase in customers of OBP products meant that revenues from these products totaled 88.1 million euros, as compared with 33.2 million euros in the first nine months of 2002. It is important to point out that this line of revenues has benefited from the agreement with Telefónica. As of September 30, 2003, 66.8% of the 3 million OBP service subscribers were Telefónica Internet access customers receiving communication and portal services, and this figure represents a net increase in this category of 1.1 million subscribers in the first nine months of 2003.

At the end of September the cash position amounted to 1,618 million euros.

In recent months Terra Lycos maintained its commitment to launching new and innovative products and services while enhancing those already available, and to setting up new agreements.

Among the initiatives taken in the period with a view to enhancing existing products in the portal framework we can highlight the following: the introduction of a completely new version of Matchmaker, an online dating portal; the redesign of the marketing site “InSite Search Engine”, which distinguishes between search engine optimization and the paid inclusion of search hits; the relaunch of the Quote.com financial site, with a completely new design and functionality, etc.

In addition, the initiatives aimed at launching new products and services can be summed up as follows: the launch of “Lycos Entertainment Top 50 Video View”, available from Lycos Entertainment TV; the launch in Mexico of “Terra Joven”, an 8 p.m. to 8 a.m. flat rate for dial-up connections targeted at young people; the offer by Terra España of wireless Internet services covering its entire broadband range and increasing its catalogue of high speed products with the new WiFi technology, etc.

Finally, the main agreements reached in the period were as follows: Terra Lycos and Google Inc., developer of the leading performance-based advertising program, signed an agreement lasting several years to use Google's AdSense program to make ads available through certain sites of the Lycos network; Movielink, LLC and Terra Lycos launched a joint site to offer Movielink's movie download service to Lycos users.

Other successes in the period included the consolidation of Terra.es as Spain's leading portal with a total of 3,613,000 users, according to the data published by EGM's 2nd Wave in 2003, and also the confirmation by comScore Media Metrix that Angelfire is the number one site in its category.

ATENTO GROUP

During the third quarter of 2003 the Atento Group continued to consolidate its position as a leading provider of contact center services to the Spanish and Portuguese speaking markets, focusing its efforts on strategic sectors and customers with the aim of achieving the maximum profitability of its operations.

The main commercial successes achieved by the Atento Group in the third quarter included the agreement signed with the Repsol YPF Group for management of their customer service center in Spain, providing telesales, fault reporting and Repsol Gas services, which managed more than 4.5 million calls in 2002. In addition, new tariffs were negotiated with Unibanco, Telesp, Losango and Vivo. Also noteworthy were the agreement signed in August with AT&T Wireless in Puerto Rico to extend the contract with them to three years, which will mean doubling the current revenues; the expansion of services with Technion in the United States and Microsoft in Colombia; the commercial partnership with BBVA which has made it possible to further develop relations in Venezuela (telephone banking) and Mexico (telephone payment collection). In Morocco, it should be pointed the increased activity in the French market with BMCE Europe, Call One and Outsourcia. All these agreements have made it possible to achieve increased diversification of the Group's customers over the past year.

Thus, Atento Group operating revenues for the first nine months of 2003 amounted to 356.6 million euros, 18.1% less than in the same period of 2002, mainly due to the depreciation of the Latin American currencies against the euro, which was responsible for a drop of more than 15 percentage points, and the fall at Atento España, partly due to the liberalization of the telephone information service.

With respect to the geographical distribution of revenues, Spain and Brazil continued to be the countries contributing the highest volume of revenues (71% of the total), although this percentage has fallen by almost 3 percentage points over the past year as a result of the increased contribution of other countries such as Mexico, Venezuela and Colombia.

Operating expenses amounted to 317.1 million euros, 21.0% less than in the period January-September 2002 (8.8% less excluding the exchange rate effect). This decrease is greater than that recorded in revenues as a result of the optimization of installed capacity and the adjustments made to the resizing of platforms, particularly in Spain, Brazil and Argentina. This significant control of costs was reflected in the year-on-year decreases presented at the end of September by the supplies (-28.3%), subcontracts (-25.7%) and personnel expenses (-18.9%) captions.

As a result, EBITDA for the first nine months of the year stood at 41.0 million euros, a year over year increase of 34.2%. The EBITDA margin of 11.5% was 4.5 percentage points higher year on year, and 1 percentage point higher than the figure for the first half of 2003. It is important to highlight the performance of EBITDA in the third quarter (13.6%) This performance makes the Atento Group one of the most profitable companies in the contact center sector.

At the end of September, the operating profit totaled 0.2 million euros, compared with losses of 29.7 million euros in September 2002 and 2.1 million euros in June 2003, mainly as a result of the increase in EBITDA and the decrease in amortization and depreciation (32.3% less than in the first nine months of 2002), due to the degree of maturity achieved in operations.

At operating level, Atento Group had 24,635 positions in place at the end of the third quarter of 2003, compared with 24,640 at the end of June 2003 and 28,258 at September 30, 2002. This decrease is due to the closure of centers primarily in Spain and Brazil with the aim of maximizing the return on installed capacity and increasing occupation, together with the closure of business in Japan.

The number of occupied positions as of September 30, 2003, was 17,541, representing a level of occupation of 76%, and a decrease of 1 percentage points from September 30, 2002, largely as a result of the liberalization of the telephone information service in Spain. The revenue per occupied position in the period January-September 2003 amounted to 2,249 euros, compared with 2,337 euros in the same period of 2002.

Finally, CapEx totaled 8.9 million euros as of September 30, 37.3% less than in September 2002, in line with the Group's policy of platform optimization.

CONTENT AND MEDIA BUSINESS

The Content and Media Business obtained consolidated operating revenues of 1,036.7 million euros in the first nine months of 2003, as compared with 724.2 million euros in the same period of the previous year. The Business’s consolidated EBITDA amounted to 160.8 million euros, compared with 77.6 million euros in the period January-September 2002. This performance was mainly due to the fact that Antena 3 and its subsidiary Onda Cero were consolidated by the full integration method during the first six months of 2003, whereas in 2002 both companies were consolidated using the equity method. Since July 1, 2003, following the sale of a 25% stake in the capital of Antena 3 to the Planeta Group, Telefónica has consolidated its participation in the company at the cost of acquisition and will continue to do so until it is no longer included in the Group’s consolidation perimeter. In addition, the Content and Media Business also benefited from the positive performance of Endemol and ATCO, the main companies that are consolidated using the full integration method.

ATCO

Continuing the trend set in the first half of 2003, the advertising market in Argentina continued to improve, with an estimated increase in volume of approximately 96% over the same period of the previous year.

Telefé's audience share of 34.9% made it the leading television channel, followed by Canal 13, its main competitor, with a share of 28.8%. The good performance in audience share made it possible to achieve an aggregate market share of 41.4% at the end of September (in the Capital and Greater Buenos Aires areas), 4.5 percentage points more than the company's main competitor, and 5.0 percentage points higher with respect to the same period of the previous year.

Cumulative revenues totaled 168.3 million pesos at the end of September 2003, 69.9 million more than in the same period of 2002 (an improvement of 71.0%), giving positive EBITDA of 18.6 million pesos, as compared with the loss of 44.2 million pesos recorded in the first nine months of 2002.

TELEFÓNICA DE CONTENIDOS

Endemol

The cumulative revenues of the Endemol Group amounted to 616.4 million euros at the end of September, which was 7.2% more than in the same period of 2002. This positive progress in revenues was the result of the recovery of some of the Group's traditional markets, in particular, the United Kingdom, Netherlands, France and Gestmusic Endemol in Spain. In addition, Endemol continued to pursue its policy of revenue diversification by fully exploiting the scope of the multiplatform concept (merchandising, telephone calls, text messaging, content marketing through the Internet, etc...), as a result of which non-production activity revenues currently account for 10% of the total.

The Endemol Group's cumulative EBITDA stood at 105.2 million euros at the end of the third quarter of 2003, in line with that achieved in the same period of the previous year (107.4 million euros). This meant that the EBITDA margin fell by 1.6 percentage points year on year to 17.1%.

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply to what had been made clear adhering to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V. and Antena 3 de Televisión, S.A., which have been included in Telefónica de Contenidos Group. Furthermore, the investment in Telefónica Deutschland (previously Mediaways), participated through a part of the year 2002 by Telefónica S.A., has been included in that fiscal year results of Telefónica Data Group for the maintenance of the presentation of the Group results according to a vision of business lines.

  Telefónica Holding Argentina, S.A. holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered belong to Telefónica de Contenidos Group, consolidating 100% share capital of both companies.

  In the case of Compañia de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile has already been assigned to the mobile business, and the activity of data transmission to Telefónica Data.

  The activities of the data business in Brazil, participated by Telecomunicaciones Sao Paulo, S.A. -Telesp-, (dependent to Telefónica Latinoamérica), and by Telefónica Data, have been assigned to Telefónica Data in this presentation by business lines.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica, the directories business (Telinver) has been assigned to the directories business, in line with our vision for the total Telefónica´s directories business.

  Following the agreement during the months of December 2001 and February 2002 with Iberdrola S.A., Telefónica S.A. acquired several participations in both fixed and cellular companies in Brazil. These participations were included in the year 2002 in the fixed line business in Latin América and cellular business until its definitive contribution to them, according to the presentation of Telefónica results by global business lines.

KEY HOLDINGS OF THE TELEFÓNICA GROUP AND ITS SUBSIDIARIES

SIGNIFICANT EVENTS

  On October 31, 2003, Telefónica de España cut its rates for DLD and fixed-to-mobile calls.
The reduction in the price per minute during peak hours (Monday to Friday from 8:00am to 8:00pm) for DLD calls was 4.73%. For fixed to mobile calls to Telefónica Móviles or Vodafone, the price per minute declined by 6.18% on calls made from Monday to Friday between 8:00am and 8:00pm and by 5.88% during off-peak hours. For calls to Amena made from Monday to Friday between 8.00am and 8.00pm, the reduction in the price per minute was 10.85% and for calls made between 8.00pm and 10.00pm hours these same days by 11.08%. For other periods the reduction was 10.36%.

The rate cut also applied to the price of leased circuits, which saw an average reduction of 23.10% in the case of 2 Mbps domestic digital circuits and 7.12% for domestic analogue circuits.

As a result, Telefónica de España fully satisfied the global 2% reduction included in the 2003 Price Cap.

  On October 17, 2003, the Spanish Securities Markets Commission (Comisión Nacional del Mercado de Valores) verified the listing for stock market trading of the shares of “Antena 3 de Televisión, S.A.” (Antena 3), thereby fulfilling the condition precedent for the resolution adopted in the Annual General Meeting regarding the extraordinary in-kind distribution to the Company shareholders of part of the Additional Paid- in Capital Reserve, by means of allocation of shares representing 30% of the share capital of Antena 3 (16,666,800 shares). The exchange ratio was set at one share of Antena 3 for every 295.60802997576 shares of Telefónica. Those Telefónica shareholders entitled to a fraction of an Antena 3 share as a result of applying the above exchange ratio shall receive a cash payment for such fractions. For this purpose, the ANTENA 3 shares have been assigned a value of 25.20 euros per share.

  On October 15, 2003, Telefónica proceed to make the second of the two payments approved at the General Shareholders Meeting as an extraordinary cash distribution of additional paid-in capital. Telefónica, S.A. paid to all duly entitled outstanding Company shares the amount of 0.12 euros per share.

  On September 24, 2003, the Board of Directors of Telefónica Group approved a new organisation model for the Company, in which the Chairman assumed all executive functions directly and the COO position disappeared. Consequently, Mr. Fernando Abril-Martorell leaved his executive functions on October 1st.

Once the asset reduction and restructuring process has been completed, the new model pursues to simplify Business Lines through the incorporation of the corporate business (Telefónica Data) into fixed telephony business in Spain and Latin America, and the disappearance of Admira. To concentrate the corporate structure, Planning and Management Control will depend on Strategy, and Resources will depend on Finance.

CHANGES TO THE PERIMETER AND ACCOUNTING CRITERIA OF CONSOLIDATION

In the nine months period ending 30 September 2003, the following changes have occurred in the consolidation perimeter:

TELEFÓNICA GROUP S.A.

  In July, Telefónica, S.A. settled the Public Offer for the Acquisition of Shares in Terra Networks, S.A., acquiring 202,092,043 shares in the company at a price of 5.25 euros each, which is 33.6% of the total capital. Following this operation, Telefónica holds 71.97% of Terra’s equity capital. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  Telefónica Group, acquired in January 2003, 19,532,625 shares of Antena 3 de Televisión, S.A. from Banco Santander Central Hispano, S.A. after the execution of a call option for 117.65 million euros, representing 11.72% of the share capital. After this transaction, Telefónica Group reached a 59.24% stake in the capital of Antena 3 T.V.
In June, the disposal of 25.1% in the capital share of Antena 3 de Televisión, S.A. to Planeta Group took place for 364 million euros. This sale is subject to the resolutory condition of the shares of Antena 3 de Televisión being admitted to listing on the Spanish Securities Market, which has already taken place at today’s date.

On the other hand, the AGM of April 11th 2003 approved the distribution of shares representing 30% of Antena 3 de Televisión, S.A. equity capital as a cash dividend to shareholders. This distribution took place in October after being quoted on the Securities Market. As a result of this, the company, which in the first six months of financial year 2003 was consolidated using the full integration method, has passed to be considered in the consolidated balance sheet of the Telefónica Group at the end of the period as a financial investment.

  In January, the Mexican company Fisatel Mexico, S.A. de C.V. was incorporated with an initial share capital of 5 million Mexican pesos, comprising 500 shares of 100 mexican pesos each. Later, the company increased capital by 4.95 million mexican pesos. Telefónica Group subscribed all of the shares that made up the capital of the new company. The company was incorporated at its acquisition cost because its activity had not begun.

  In April and May, respectively, Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., set up a collective investment institution management company called Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. and a brokerage company called Fonditel Valores, Agencia de Valores, S.A., subscribing the total number of shares that make up the capital share of both companies and paying in 1.5 million euros and 3 million euros, respectively. Both companies have been included in the consolidation perimeter of Telefónica Group using the full integration method.

  In January, Telefónica, S.A., acquired 376,000 shares in its subsidiary Telefónica Móviles, S.A. for the sum of 2.43 million euros. Following this purchase, the new percentage shareholding of Telefónica Group in its subsidiary is 92.44%. The company continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

  All the capital share of Playa de Madrid, S.A., participated by Telefónica, S.A. has been sold. This company, which in 2002 was integrated in the Telefónica Group financial statements using the full integration method, has been removed from the consolidation perimeter.

  The companies Pléyade Argentina, S.A., Pléyade Perú Corredores de Seguros, S.A.C., TGP Brasil Corretora de Seguros e Resseguros, Ltda. and Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V., which are all subsidiaries of Pléyade Peninsular, Correduría de Seguros y Reaseguros of Telefónica Group, S.A. have all been incorporated in the Telefónica Group financial statements using the full integration method.

  Telefónica Ingeniería de Seguridad, S.A., a wholly-owned subsidiary of the Telefónica Group, took part in setting up the company Telefónica Ingeniería de Seguridad México, S.A. de C.V., by subscribing to and paying in 0.34 million euros relating to 65% of the new company's capital stock. The company has been included in the financial statements of Telefónica Group using the full integration method.

TELEFÓNICA DE ESPAÑA GROUP

  Telefónica Cable, S.A. a wholly owned subsidiary of Telefónica de España, S.A., has taken over three of its local operator companies: Telefónica Cable Madrid, S.A., Telefónica Cable Ceuta, S.A. and Telefónica Cable Melilla, S.A. The three companies have been removed from the consolidation perimeter of the Telefónica Group.

  It has also acquired 17% of the capital share of Telefónica Cable Extremadura, S.A. for 0.10 million euros. With this purchase, the Telefónica Group becomes the owner of 100% of the capital share of the aforementioned company, which continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

TELEFÓNICA INTERNACIONAL GROUP

  As a result of the cancellation by US-based Infonet Services Corporation of its own shares in the current fiscal year, Telefónica International Group has increased its stake in the company from 14.32% to 14.52%. The company continues to be included in the financial statements of Telefónica Group using the equity method.

  On September 1st 2003, Compañía de Telecomunicaciones de Chile S.A., a 43.64%-owned subsidiary of Telefónica Internacional, S.A., sold 100% of the shares it owned in Compañía de Telecomunicaciones de Chile S.A – Isapre, S.A., generating a capital loss for the Telefonica Group of 0.12 million euros. The company, which was included in the financial statements of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

  On July 29th 2003, Telefónica Empresas recognized the decision of Inversiones Santa Isabel Limitada to exercise its anticipated call option on the remaining 35% of Sonda, S. A. The company, which was included in the financial statements of the Telefónica Group using the equity method, has been removed from the consolidation perimeter.

TELEFÓNICA DATA GROUP

  The U.S. companies Katalyx Food Service, Llc; Katalyx Sip, Llc; Katalyx Cataloguing, Inc; and Katalyx Construction, Inc; all of them 100% subsidiaries of the company Katalyx, Inc, and included in the subgroup Telefónica Soluciones, were liquidated. These companies, which in 2002 were integrated into the consolidation perimeter of Telefónica Group using the full integration method, have caused a drop in the perimeter.

  Telefónica Data Colombia, S.A. increased its capital share in May in order to admit a new shareholder. As a result, the Telefónica Group percentage fell from 100% to 65%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  Telefónica Soluciones de Informática and Comunicaciones de España, S.A. (formerly Telefónica Sistemas, S.A.), a wholly owned subsidiary of Telefónica Datacorp, S.A., the Group's parent company, purchased 100% of the Spanish company Telefónica Mobile Solutions, S.A. from Telefónica Móviles, S.A. in June for 1.13 million euros. As a result of this transaction, the Telefónica Group's effective shareholding rose from 92.43% to 100%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  The subsidiary Telefónica Data Argentina, S.A., in which Telefónica Datacorp, S.A. owns a 97.92% shareholding, bought 20% of the Argentinean company Tyssa, Telecomunicaciones y Sistemas, S.A., which was owned by the Telefónica Internacional Group. As a result, Telefónica Data Argentina now controls 100% of Tyssa's shares. Following this transaction, the Telefónica Group's effective shareholding in this company fell from 98.34% to 97.92%. Subsequently, in the month of September Tyssa has been absorb by its parent company.

TELEFÓNICA MÓVILES GROUP

  On April 25, 2003, Telesp Celular Participações, S.A., acquired 77,256,410,396 ON common shares in Tele Centro Oeste Participações, S.A., for 1,505.5 million Brazilian reales. The number of shares purchased represents 61.10% of total ON common shares and 20.37% of the total capital shareof Tele Centro Oeste Participações, S.A. This company is integrated in the consolidated financial statements of Brasilcel, which in turn are incorporated in the Telefónica Group using the proportional integration method.

  Telefónica Móviles, S.A. has purchased 20% of the Spanish company Telefónica Móviles Interacciona, S.A. (formerly Terra Mobile, S.A.), from Terra Networks, S.A., bringing its shareholding in the company to 100% of the capital stock. The percentage effectively held by the Telefónica Group in this company has increased from 81.66% to 92.44%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  The Moroccan company Médi Telecom, S.A. increased its capital in July. Telefónica Móviles Group increased its stake in the company from 31.34% to the present 32.18%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the equity method.

  In September, Telefónica Móviles, S.A. constituted Telefónica Móviles Puerto Rico, Inc. with an initial capital share of 40 thousand euros. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

TPI GROUP

  Telefónica Publicidad e Información, S.A. formed the Spanish company 11888 Servicios Consulta Telefónica, S.A., by incorporating and paying in full the initial share capital, 60,000 euros. The new company was included in the Telefónica Group consolidated financial statements using the full integration method.

  In July, the Brazilian company Telefónica Publicidade e Informação, Ltda. owned by Telefónica Publicidad e Información, S.A. and Telefónica Internacional, S.A., simultaneously reduced and increased capital, in which Telefónica Publicidad e Información, S.A. subscribed and paid in the entire capital share, becoming the sole company shareholder. Telefónica Group decreased its stake in the company from 79.55% to 59.90%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  In September, Buildnet, S.A. simultaneously reduced and increased capital to 61,000 euros, which was subscribed and fully paid in by the subsidiary of Telefónica Publicidad e Información, S.A., Goodman Business Press, S.A. Following this operation, Telefónica Group has increased its share in this company from 58.46% to the present 59.90%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TERRA LYCOS GROUP

  The subsidiaries Terra Networks Uruguay, S.A., Terra Global Management, Inc., Bumeran Participaciones, S.L. and Emplaza, S.A., the first two wholly-owned, the third 84.2%-owned and the fourth 80%-owned by Terra Group, which in 2002 were consolidated using the full integration method, have been removed from the consolidation perimeter of the Telefónica Group. These societies are being eliminated or they are in dissolution process.

  The Terra Group has increased by 15.08% its holding in the capital share of the US company One Travel.com, Inc. to 54.15%, in a transaction involving the disbursement of 3.33 million euros. The company, which in 2002 was integrated in the Telefónica Group financial statements using the equity method, is now incorporated using the full integration method since April 2003.

  In January 2003, an agreement was reached with BBVA for the integration of Uno-e Bank, S.A. in the branch of activity of consumer business of Finanzia, Banco de Crédito, S.A. Subsequently, at an extraordinary shareholders' meeting of Uno-e Bank, S.A. (held on April 23, 2003), Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (wholly-owned by BBVA) by means of the non-cash contribution of the branch of activity of its consumer business. As a result of this transaction, Terra Networks, S.A. now owns a 33% shareholding in Uno-e Bank, S.A., instead of the 49% that it owned at the end of 2002, being removed from the consolidation perimeter of the Telefónica Group.

ATENTO GROUP

  In May, Atento Teleservicios España, S.A. subscribed and paid in the entire capital share of the newly formed company Atento Servicios Técnicos y Consultoría, S.L., consisting of 3,006 shares of 1-euro face value each. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

  In July, Atento Teleservicios España, S.A. subscribed and paid in the entire capital share of the newly formed company Servicios Integrales de Asistencia y Atención, S.L., consisting of 3,006 shares of 1-euro face value each. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

  Atento North America, Inc., a company wholly owned by Atento Holding, Inc., is no longer included in the consolidation perimeter of the Telefónica Group because it has been liquidated.

  Atento Teleservicios España, S.A. has taken over its wholly owned subsidiary, Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A., which has therefore been removed from the consolidation perimeter.

  In June, Atento Holding, Inc., the Atento Group's parent company, disposed of 70% of the shares it owned in Atento Pasona, Inc. This company, which in 2002 was consolidated using the full integration method, has been removed from the consolidation perimeter.

TELEFÓNICA DE CONTENIDOS GROUP

  Telefónica de Contenidos, S.A. sold 100% of the Spanish company Famosos, Artistas, Músicos y Actores, S.A.U. (FAMA), which caused a negative result for Telefónica Group of 1.06 million euros. The company, which in 2002 was shown in the consolidated financial statements of Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

  The Dutch company Fieldy, B.V. and the American company Líderes Entertainment Group, Inc, in which Telefónica de Contenidos holds 51% and 49% of the capital, respectively, based on management criteria, went on to be recorded in the accounts of Telefónica Group at their acquisition cost.

  As part of the process of integration of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., in the first half of 2003, Telefónica de Contenidos, S.A. acquired shares representing 12.63% of the capital share of Distribuidora de Televisión Digital, S.A. (Vía Digital). The shares came from a number of shareholders and the purchase price was 165.6 million euros. Likewise, there was a process to convert obligations into shares for the sum of 164.3 million euros and a subsequent capital increase for the sum of 949.84 million euros. As a result of these transactions, Telefónica de Contenidos' shareholding in Vía Digital prior to its merger with Sogecable amounted to 96.64%. These acquisitions carried out in the year have been registered like long term investments as they were intended for subsequent contribution to Sogecable, S.A.
On July 2nd 2003, Telefónica de Contenidos, S.A. subscribed to the capital increase of Sogecable, S.A., contributing the shares it owned in Vía Digital. As a result of the operation, Telefónica Group acquired 28,008,149 shares in the capital increase, which is a 22.228% share in Sogecable’s equity capital. The company Vía Digital, which was consolidated during financial year 2002 using the equity method, has been removed from the consolidation perimeter. Sogecable, S.A. has been included in the consolidation perimeter of the Telefónica Group using the equity method.

  On July 16th and within the framework of the integration process of digital platforms, Gestora de Medios Audiovisuales Fútbol, S.L. sold its 40% share in the capital share of Audiovisual Sport, S.L. to Gestión de Derechos Audiovisuales y Deportivos, S.A., a company belonging to the Sogecable Group. The company, which was included in the consolidation perimeter of the Telefónica Group using the equity method, has been removed from the consolidated financial statements of the Group.

  On 21st July, Telefónica de Contenidos, S.A. sold its share in Tick, Tack, Ticket, S.A. The 47.5% stake in its capital share was transferred in the same operation together with another participation of the same amount in this company by Banco Bilbao Vizcaya Argentaria, S.A. This disposal has generated a negative accounting result for the Telefónica Group of 0.13 million euros.

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DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations
Gran Vía, 28 Tel: +34 91 584 4700
28013 Madrid (Spain) Fax: +37 91 531 9975
Email:
ezequiel.nieto@telefonica.es www.telefonica.com/ir
dmaus@telefonica.es
dgarcia@telefonica.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 14, 2003	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer